                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF JULY 2005

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Board of Directors examines preliminary results for the first half of 2005

WireIine:

•

Wireline revenue growth continues

+2.1% vs first half 2004 (+2.3% organic growth);

•

Broadband accesses exceed 5.5 million

+1.1 million accesses vs end 2004;

•

Increased Investment in fixed-line network

+331 million euro vs first half 2004

Mobile:

•

Mobile business unit revenues grow

+10.6% vs first half 2004  (+8.3% organic growth)

Brazil revenues +54% vs first half 2004

(+39.6% organic growth);

•

400,000 UMTS terminals sold in Italy in last 3 months

Marco De Benedetti nominated CEO

TELECOM ITALIA GROUP

REVENUES: 14,692 MILLION EURO

(+ 5.2% COMPARED WITH FIRST HALF 2004) +4.8% ORGANIC GROWTH

EBITDA: 6,518 MILLION EURO

(+ 2.6% COMPARED WITH FIRST HALF 2004) +3.2% ORGANIC GROWTH

EBIT: 3,988 MILLION EURO

(+ 6.2% COMPARED WITH FIRST HALF 2004) + 0.6% ORGANIC GROWTH

NET FINANCIAL DEBT ON 30 JUNE 2005 WAS 44,146  MILLION EURO.

COMPARED WITH THE INCREASE DUE TO THE TIM TAKEOVER AND DIVIDEND PAYMENTS, NET FINANCIAL DEBT HAS ALREADY BEEN REDUCED BY 4.9 BILLION EURO

Milan, 26 July 2005 – The Board of Directors of Telecom Italia, chaired by Marco Tronchetti Provera,  met today to examine the Group’s preliminary results for the six months ending 30 June 2005.

TELECOM ITALIA GROUP

The financial results of the Telecom Italia Group for the first half of 2005 and those of the period to which they are compared have been calculated according to IAS/IFRS accounting standards. The data for the comparable year-earlier period were calculated also taking disposals or initiated disposals into account: Gruppo Entel Chile, Gruppo Finsiel, Digitel Venezuela and TIM Hellas. Further, in the first half of 2005, Databank, Televoice, Innovis and Cell-Tel were removed from the scope of consolidation.

Revenues for the first half of 2005 amounted to 14,692 million euro with an increase of 5.2% compared with the first half of 2004 (13,968 million euro). Excluding the positive effects of exchange rate variations and the negative effects of changes to the scope of consolidation, organic growth was 4.8% (+ 670 million euro).

EBITDA (operating result before depreciation and amortisation, capital gains/losses, and revaluations and write-downs of non-current activities) was 6,518 million euro and registers growth of 2.6% compared with the first half of 2004. Excluding exceptional items, the effect of exchange rate variations and changes to the scope of consolidation organic growth was 3.2% (+205 million euro).  Ebitda stood at 44.4% of revenues (45.5% in the first half of 2004).

Ebitda was impacted by start-up costs sustained by TI Media relating to its digital terrestrial TV project, the launch of Olivetti’s Ink-Jet project, and those linked to the expansion of the European BroadBand project (coverage of 5 additional cities in Germany and integration of Liberty Surf in France).

EBIT (operating result) was 3,988 million euro with an increase of 6.2% compared with the first half of 2004 (+ 232 million euro). Excluding exceptional items, the effect of exchange rate variations and changes to the scope of consolidation organic growth was a positive 25 million euro, or 0.6%.  This result was impacted by higher depreciation and amortization (+216 million euro compared with the same period in 2004) linked to high-technology investment components with a relatively short useful life. Ebit represented 27.1% of revenues in the first half, an increase from the first half of 2004 (26.9%).

Industrial investment in the first half of 2005 totalled 2,187 million euro, an increase of 295 million euro compared with the year earlier period, mainly due to greater investment by the Wireline business unit.

Free cash flow in the first half of 2005 was 2,700 million euro, 18.4% of revenues, compared with 3,948 million euro in the same period of 2004 (28.3% of revenues). The variation was mainly due to greater industrial investment, increased payments to suppliers - linked to the higher volume of investment in the second half of 2004 compared with the same period in 2003 - and the switch to monthly from quarterly VAT payment.

Net financial debt on 30 June 2005, stood at 44,146 million euro (32,862 million euro at end 2004). The debt increase was due to the acquisition of TIM shares (13,832 million euro) and dividend payments (2,318 million euro). Over the first 6 months of 2005, however, debt was reduced by approximately 4.9 billion euro as a result of net cash generation.

BUSINESS UNIT RESULTS

Telecom Italia Media’s results for the first half of 2005 were reported in the press release distributed on 22 July 2005, following their approval by the Board. The operations of the IT Group are not separately detailed,  having been integrated into the Wireline business unit and Other Activities following the merger of IT Telecom into Telecom Italia at the end of 2004.

WIRELINE

Revenues amounted to 8,844 million euro, posting an increase of 2.1% compared with the first half of 2004 (+ 186 million euro); organic growth, applying the same scope of consolidation and excluding the effects of exchange rate variations, was 2.3% (+195 million euro).

The increase was due to the strong development of Value Added Services and innovative terminals, sustaining the core voice telephony market, the continued growth of the Italian BroadBand market and further development of the European BroadBand project.

The core voice telephony component  saw revenues of 5,169 million euro, down 2.9% compared with the first half of 2004. The portfolio of innovative Tutto 4 Star, Chat SMS and Alice Mia VAS offers in June 2005 reached 2,516,000 units, while the Innovative Terminals portfolio (Aladino and Videotelephone and cordless Wi-Fi) in June 2005 reached 2,810,000 units.  VAS and innovative terminals contributed to a strengthening of Wireline’s customer loyalty.

Revenues from the Internet area totalled 593 million euro, growing by 21% compared with the first half of 2004.

Wireline’s total BroadBand portfolio on 30 June 2005 counted 5,568,000 customers, of which 4,615,000 accesses in Italy (+605,000 compared with end 2004) and 953,000 in the rest of Europe (+533,000 compared with end 2004, including Liberty Surf customers in France). A migration of Broadband customers from consumption-based offers (Alice Free) to flat rate offers (Alice Flat) and integrated voice/data offers (Alice Mia) was successfully launched.

Revenues in the Data Business area were 1,011 million euro, representing total growth of 8.2% compared with the first half of 2004.  This was mainly due to strong growth in data VAS.

The European BroadBand project (France, Germany, Holland) saw strong growth with revenue totalling 212 million euro (+84.2% compared with the first half of 2004). Wireline’s total European customer portfolio (BroadBand plus NarrowBand) reached 1,417,000 units on 30 June 2005, including Liberty Surf’s customers in France.

EBITDA (operating result before depreciation and amortisation, capital gains/losses and revaluations/writedowns of non-current activities) was 3,963 million euro, an increase of 1.4% compared with the first half of 2004 (+ 55 million euro). Ebitda was equal to 44.8% of revenues (45.1% in the first half of 2004). Organic growth  was 1.4%.

EBIT (operating result) was 2,526 million euro, an increase of 0.8% compared with the first half of 2004 (+ 20 million euro). Ebit amounted to 28.6% of revenues (28.9% in the first half of  2004).  Organic growth was 0.7%.

Industrial investments, 1,435 million euro, increased by 331 million euro compared with the same period in 2004. This increase was mainly due to investment in BroadBand and new services, as well as European projects.

MOBILE

Revenues amounted to 6,248 million euro, with an increase of 10.6% compared with the first half of 2004 and organic growth of 8.3%.

EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) totalled 2,827 million euro, with an increase of 9.3% compared with the first half of 2004 and organic growth of 8.7%.

Ebitda equalled 45.2% of revenues compared with 45.8% in the first half of 2004.

EBIT (operating result) amounted to 1,910 million euro, with an increase of 3.6% (organic growth 4.7%) compared with the first half of 2004, and equal to 30.6% of revenues; 32,6% in the first half of 2004. The result reflects a structural growth in the level of depreciation and amortisation connected to the development of production assets. This result was impacted by higher depreciation and amortisation due to greater investment and, in part, high-technology investment components with a relatively short useful life.

Industrial investment in the first half of 2005 amounted to 609 million euro, in line with the first half of 2004.

The domestic and international customer portfolio, excluding companies sold or being sold during the period, totalled 44.3 million lines with an increase of 8.2% compared with 31 December 2004 and 19.2% compared with June 2004.

First half results of key business areas (domestic and Brazilian) follow.

ITALY

Revenues in domestic activities totalled 4,930 million euro, an increase of 3.0% compared with the first half of 2004, with a significant contribution from VAS services which had a total value in the period of 691 million euro (+16.2% compared with the first half of 2004) and equal 14% of revenues (12.4% in the first half of 2004.

Despite increased pressure on prices, core revenues (voice service) were stable (3,972 million euro) due to growth in consumption and attention to high-value customers. Revenues from terminal sales were 267 million euro (+20.1% ) underpinned by the success of summer offers, in particular 3G (400,000 UMTS terminals sold in the last 3 months).

EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) was 2,636 million euro, with an increase of 3.3% compared with the first half of 2004. Ebitda equalled 53.5% of revenues, higher that the percentage reached in the first half of 2004 and full year 2004 (53.3% and 52.2%, respectively). This was achieved through constant vigilance over all cost areas and despite a substantial marketing drive.

EBIT (operating result) reached 2,025 million euro, an increase of 1.1% compared with the first half of 2004, despite the structural growth in depreciation and amortization connected with the drive to develop 3G infrastructure and support platforms for service innovation and the launch of new services. Ebit equalled 41.1% of revenues, lower than the first half of 2004 (41.8%) but higher than full year 2004 (40.4%).

Industrial investment in the first half of 2005 amounted to 337 million euro.

With over 26.1 million lines, TIM confirms its leading position on the domestic market where it has a share of 39.4%.

BRAZIL (average exchange rate real/euro 0.30254)

In the first half of 2005, the development of the GSM networks and drive to grow the customer base proceeded. The TIM Brazil Group, the only operator with coverage across the entire country, maintained its leadership in terms of number of GSM lines, with 12.6 million lines on 30 June 2005 (+155% compared with the first half of 2004 and +43% from 31 December 2004)).

The total number of lines on 30 June 2005 was 16.8 million of which over 75% GSM (65% on 31 December 2004), an increase of 3.2 million from the beginning of 2005 (+23%) and an increase of 6.3 million compared with the first half of 2004 (+61%).

The TIM Brasil Group confirmed its second place at the national level in terms of number of clients, with a market share of 22.2% and a position of leadership on the incremental market with a share of 31.9%.

The TIM Brasil Group’s consolidated revenues totalled 4,047 million reais,  with an increase of 39.6% compared with the first half of 2004,  due strong growth in client numbers and the ever increasing contribution of Value Added Services which reached 5% in the semester (2.3% in the first half of 2004).

Consolidated EBITDA (operating result before depreciation and amortization, capital gains/losses and revaluations/writedowns of non-current activities) was 564 million reais, an increase of 418 million reais compared with the first half of 2004, representing 13.9% of revenues. This result, despite the substantial and constant marketing drive to grow the customer base, confirms the management’s aim of achieving not only growth but also higher levels of profitability.

Consolidated EBIT (operating result) was a negative 372 million reais (negative 476 million reais in the first half of 2004, +21.8%, organic growth of +29.1%). The improvement was achieved notwithstanding increased depreciation and amortization due in large part to investment in the development of network platforms and IT.

Industrial investment in the first half of 2005 totalled 858 million reais (771 million reais in the first half of 2004).

§

With the completion of the Telecom Italia-TIM integration, the Board of Directors today nominated Marco De Benedetti as Chief Executive Officer of Telecom Italia SpA, with responsibility for the mobile business unit.

§

On 8 September 2005, the Board of Directors will examine results for the six months ending 30 June 2005

§

A conference call will be held today at 17.00 (Italian time) to illustrate the preliminary first half 2005 results to the financial community. Journalists will be able to follow the presentation, without the possibility of asking questions, by dialling  +39 06 33168

Those who are unable to participate in real time will be able to hear a recording of the presentation by dialling + 39 06 334843 (access code 83095#).

Telecom Italia

Media Relations

Corporate and Wireline Press Office

+39.06.3688.2610

www.telecomitalia.it/stampa

Telecom Italia

Investor Relations

+ 39.02.8595.4131

www.telecomitalia.it/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provision of the United
States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation reform Act of 1995 provides a "safe harbor"
for forward-looking statements.  The Press Release included in this Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependant on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-
looking statements:

- the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

- the ability of the Telecom Italia Group to introduce new services to stimulate increased usage of its fixed and wireless networks to offset declines in its fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally;

- the ability of the Telecom Italia Group to achieve cost-reduction targets in the time frame established or to continue the process of rationalizing its non-core assets;

- the impact of regulatory decisions and changes in the regulatory environment;

- the impact of the slowdown in Latin American economies and the slow recovery of economies generally on the international business of the Telecom
Italia Group focused on Latin America and on its foreign investments and capital expenditures;

- the continuing impact of rapid changes in technologies;

- the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

- the impact of fluctuations in currency exchange and interest rates;

- Telecom Italia's ability to continue the implementation of its 2002-2004
Industrial Plan, including the rationalization of its corporate structure and the disposition of Telecom Italia's interests in various companies;

- the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

- Telecom Italia's ability to successfully roll out its UMTS networks and services and to realize the benefits of its investment in UMTS licenses and related capital expenditures;

- Telecom Italia's ability to successfully implement its internet strategy;

- the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made in Latin
America and in Europe;

- the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

- the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

The foregoing factors should not be construed as exhaustive.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof.
Accordingly, there can be no assurance that the group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      July 26th, 2005

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager